UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42307

SKK Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore	629735
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

Execution of Sales Agreement

On May 18, 2026, SKK Holdings Limited, or the Company, entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent, Class A Class A Ordinary Shares, $0.0025 par value per share, or the Class A Ordinary Shares. The Class A Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3 (File No. 333-295547), the prospectus contained therein and the prospectus supplement filed with the Securities and Exchange Commission dated May 18, 2026.

The Company is not obligated to sell any Class A Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell Class A Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. The Company intends to use the net proceeds from the sale of securities under the prospectus supplement for working capital and general corporate purposes. Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell Class A Ordinary Shares under the Sales Agreement are subject to satisfaction of certain conditions. The Company will pay the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from each sale of Class A Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement contains customary representations and warranties and conditions to the sale of the shares thereunder.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K, or this Report, and is incorporated herein by reference.

The copy of the legal opinion of Conyers Dill & Pearman relating to the legality of the issuance and sale of the Ordinary Shares that may be sold pursuant to the Agreement is filed as Exhibit 5.1 to this Report.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation By Reference

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-295547) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit Number	Exhibit Title
5.1	Opinion of Conyers, Dill & Pearman
10.1	Sales Agreement by and between SKK Holdings Limited and A.G.P./Global Alliance Partners dated May 18, 2026.
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKK Holdings Limited

Date: May 18, 2026	By	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer (Principal Executive Officer)